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                                 NEWS RELEASE
                                AUGUST 11, 1998
                                    [LOGO]
                          410 17th Street, Suite 700
                               Denver, CO  80202
                                (303) 893-0102

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                  Inland Resources Announces The Utah Project

ENHANCED OIL FIELD RECOVERY AND ASSOCIATED FACILITIES TO GENERATE MORE THAN 250 JOBS IN NORTHEASTERN UTAH

DENVER, CO - INLAND RESOURCES INC. (NASDAQ SMALL CAP - INLN) In response to the overwhelming success of new waterflooding technologies pioneered by Inland Resources in a US Department of Energy (DOE) demonstration project administered by the University of Utah, plans for a significant expansion of activity associated with the Monument Butte oil and gas field were announced today by the field's primary developer, Inland Resources.

In addition to increased drilling activity and oil production, Inland's President, Kyle Miller, said the company plans to reopen the existing Pennzoil refinery in Roosevelt and construct a new pipeline to avoid more than 38,000 truck trips annually through the Parley's Summit area. The refinery and pipeline also will help avoid the necessity for increased refining in the critical Salt Lake Valley air basin and significantly improve air quality and safety along transportation routes.

The project is called The Utah Project because it refines Utah oil in Utah to meet the gasoline, diesel and jet fuel demands of Utahns. The motor fuels produced by The Utah Project are environmentally desirable because they contain no air pollution-causing sulfur, an advantage over even the strictest California fuels. The crude oil, which is refined into this unique gasoline, is produced from the Monument Butte field of the Uinta Basin in northeastern Utah. Demand for the gasoline and diesel fuel to be produced by The Utah Project has increased significantly in recent years and is expected to increase additionally in the years before the 2002 Olympics. As importantly, the jet fuel produced by the project is expected to help ease the significant shortage that has caused the Salt Lake Valley to have among the highest jet fuel costs in the national situation that almost invariably leads to higher ticket prices for area consumers.

The Monument Butte oil recovery program led by Inland Resources has been so economically successful that increased Federal royalties from the project may be enough to pay for the entire DOE national oil field demonstration program.
 The technology is critical to long-term recovery from northeast Utah fields, and to maintaining and expanding the economic base of northeastern Utah.

                 FOR INVESTOR INFORMATION CONTACT:
    INLAND RESOURCES, INC., 410 17TH ST., SUITE 700. DENVER, CO 80202
                   303/893-0102    FAX 303/893-0103

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It is expected that at completion, The Utah Project will employ more than 250 people, mostly in the Roosevelt area.

"We are pleased to be an all-Utah project, providing a much cleaner motor fuel to Utahns while keeping the jobs and tax base generated by this oil production in Utah," said Kyle Miller.

Reconstruction of the Pennzoil refinery is expected to begin in early 1999, while construction of the pipeline is expected to occur during the spring and summer of 2000. Field production is already being increased and The Utah Project is expected to be completed by 2001. Field production could continue for as long as 40 years.




                 FOR INVESTOR INFORMATION CONTACT:
    INLAND RESOURCES, INC., 410 17TH ST., SUITE 700. DENVER, CO 80202
                   303/893-0102    FAX 303/893-0103